                                                                    Exhibit 4.59
February 3, 2003

                                                               WITHOUT PREJUDICE
                                                               -----------------
PRIVATE & CONFIDENTIAL
----------------------

Mr. Gerry Noble
54 Forest Heights Boulevard
Toronto, Ontario
M2L 2K6

Dear Gerry:

Further to our conversation of January 13, 2003, this letter confirms that, in accordance with paragraph 5 of your employment agreement dated April 18, 2000 (the "Contract"), CanWest Global Communications Corp. ("CanWest") on behalf of Global Television Network Inc. (the "Company"), does not wish to renew your employment arrangements after the current term of your engagement ends, being August 31, 2003 and, hence, the Contract will not be renewed upon its expiry.

With respect to the expiry of the Contract on August 31, 2003, and the associated arrangements for the transition of your responsibilities and severance, we confirm and propose the following:

1. During the week of January 27, 2003 (or at such later time as determined by CanWest), as part of a larger announcement (the "Announcement") in respect of the restructuring of the management of CanWest's Canadian Media operations, we will jointly announce our mutual intention to not renew your Contract as President and Chief Executive Officer of the Company when it expires on August 31, 2003.

2. As of the date of the Announcement, you will relinquish your position as President & CEO of the Company and be appointed as Special Advisor to the Chief Operating Officer ("COO") of CanWest. Notwithstanding the relinquishment of such position, you will make yourself available to provide assistance, advice and consultation to the COO and other CanWest executives in connection with transitioning your position.

3. Following the Announcement, the Company will make available to you an office at one of its business premises in Toronto (or Don Mills), together with access to secretarial assistance, in order to permit you to use same for seeking new employment following the expiry of the Contract. The Company confirms your advice to it that you will prefer to relocate to these alternate premises, though you will be available to assist the COO in transitioning your position to him or his designatee. Between now and August 31, 2003, you will be entitled to accept employment with a new employer; provided that you make it a condition of such new employment, and your new employer accepts such condition, that prior to August 31, 2003, you will be available, both during normal and outside normal business hours, to provide assistance, advice and consultation to the COO, as may be reasonably requested from time to time by the COO.

4. Notice of the Company's intention not to renew the Contract will be deemed to be given on January 14, 2004, for the purpose of paragraph 5 of the Contract.

5. Your compensation (including "Base Salary", "Salary Bonus" and "Incentive", all as defined in accordance with the Contract), benefits, vacation entitlement and perquisites to August 31, 2003 will continue to be determined and paid to August 31, 2003 in accordance with the Contract; further, however, the Company agrees that:

         (a)  in no event shall the Salary Bonus amount be less than $685,000;

         (b) commencing February 1, 2003, your monthly draw against the Salary Bonus shall be $54,230 (95% x $685,000 /12); and

         (c) the aggregate amount of your Base Salary, Salary Bonus and Incentive for the August 31, 2003 fiscal year shall not be less than $1,275,000.

         Accordingly, the minimum sum of $687,500 ($1,275,000 - ($500,000 x
         5/12) - ($650,000 x 7/12), being $1,275,000 - $208,333 - $379,166) in respect of the Incentive component of your compensation for the period ending August 31, 2003 shall be paid to you on or before December 31, 2003, and any additional amounts payable to you shall be paid as soon as determined in accordance with the Contract. Your Salary Bonus and Incentive shall be determined in a manner consistent with Rick Camilleri's e-mail of December 17, 2002 regarding shared services charge backs, the determination thereof for the August 31, 2002 fiscal year and the Company's past practices.

6. On August 31, 2003, you will return to the Company, all Company-owned property in your possession; provided however, that should you elect prior to August 31, 2003, the Company shall sell to you on a "where is, as is" basis, the following equipment at the noted prices (plus applicable taxes):

                    HDTV located at your residence       $3,000
                    IBM laptop computer                  to be determined
                    Home computer                        to be determined

         The purchase price of any such property purchased by you shall be deducted from the minimum payment of $687,500 due to you on or before December 31, 2003 referred to in paragraph 5 above. In the case of the purchase price noted "to be determined", the Company will determine the purchase price after consultation with you.

7. The Company will continue to pay for the leasing and insuring of the two (2) vehicles currently being leased for your and your family's use, until the earlier of the expiry of the said leases and August 31, 2004 (the lease costs to continue being treated as taxable benefits to you for tax purposes, as is currently the case); at which time, the vehicles shall be returned to the Company. Commencing September 1, 2003, you will be responsible for the cost of operating and maintaining (including fuel) the vehicles.

8. In addition, notwithstanding the expiry of the Contract and without acknowledging any liability for same, and subject to your complying with the provisions of this letter and the Contract, including paragraph 12 of the latter (Non-competition), the Company will:

         (a) continue to pay monthly your Base Salary of $41,666.66 per month for the period from September 1, 2003 to August 31, 2004; and

         (b) pay to you a fixed amount equal to the Salary Bonus, if any, payable for the fiscal year ending August 31, 2003, which the Company agrees shall not be less than an additional $185,000 ($685,000 - $500,000, based on the Company's agreement that the Salary Bonus in respect of August 31, 2003 shall not be less than $685,000); provided however, that in no event shall the payments to you under subparagraph 8(a) and this subparagraph 8(b) exceed, in the aggregate, $1.5 million. This payment will be paid prior to December 31, 2004:

9. The Company shall continue to provide you with group life insurance (including in the case of long-term disability coverage, either maintaining coverage with the Company's current insurer, or obtaining separate coverage for you), extended health care and other employee benefits currently received by you, for a period expiring on the earlier of August 31, 2004 and the effective date on which any subsequent employer of yours may provide you with similar group benefits or reimburse you the costs of acquiring such benefits. The cost of providing the foregoing benefits shall be allocated between the Company and you in accordance with the current arrangements applicable thereto. Notwithstanding the generality of the foregoing, for greater certainty, for the purposes of determining your entitlement under the Company's Pension Plan and Retirement Compensation Arrangement, your continuous years of service shall be credited to August 31, 2004, which the Company calculated to be 19.333 years as of such date.

10. All payments made to you, or to your estate or on your behalf, shall be subject to the Company's making all income tax remittances and applicable deductions at source.

11. Any of the stock options to acquire 100,000 subordinated voting shares of the Company previously granted to you pursuant to your employment contract that are unvested as at August 31, 2003 will vest on that date, in accordance with paragraph 11 of the Contract. In accordance with the terms of the Company's Share Compensation Plan, your right to exercise these and other stock options will expire ninety (90) days after the expiration of the Contract on August 31, 2003.

12.      For the remaining period of the Contract, and for a period of twelve
         (12) months thereafter, namely, prior to August 31, 2004, you will, in accordance with paragraph 12 of the Contract, not engage in the competitive activities described in such paragraph, without the prior written consent of CanWest.

13. You will continue to be bound by your covenant of confidentiality with the Company, as described in paragraph 13 of the Contract, both during the remaining period of your employment and thereafter. As part of your continuing fiduciary obligations to the Company, you agree to support the Company in its restructuring efforts in respect of its

         Canadian operations, and agree not make any disparaging remarks in respect of the Company, its proprietors, directors or management, either during the remaining period of the Contract or thereafter. The Company will not, either during the period of the Contract or thereafter, make any disparaging remarks about you. The Company acknowledges, should you be retained in a position such as an investment advisor or investment analyst, that you may be required to comment on the financial and business performance of the Company, which the Company agrees you may do at any time following August 31, 2004.

14. The Company agrees that, notwithstanding the provisions of paragraph 13 of the Contact, you shall not be prohibited from hiring employees of the Company or its affiliates pursuant to:

         (a) general calls or any public advertisements of employment opportunities; or

         (b) unsolicited applications for employment received by any subsequent employer(s) of yours.

15. The Company agrees that, should you die prior to receiving the payments provided for in this letter agreement, all such remaining unpaid amounts shall be paid to your estate and all benefits described in paragraph 9 above shall be subject to the provisions in such Plan applicable to your death.

16. For greater certainty, a copy of the Contract is attached as Schedule 1 to this letter agreement.

17. You will resign as an officer and director of all companies affiliated with the Company forthwith, upon being requested to do so by the Company.

18. Notwithstanding your ceasing to be an officer, director or employee of the Company, the Company shall continue to indemnify you in accordance with the Indemnification Agreement dated January 11, 2001 (copy attached as Schedule 2) between yourself and CanWest. You agree that you will assist the Company, both prior to and after August 31, 2003, in any litigation pertaining to events occurring while you were an employee of the Company or any of its affiliates; including as a witness on behalf of the Company; provided that in such event, the Company shall reimburse you for all legal fees and disbursements incurred by you in providing such assistance.

19. You will continue to abide by all other terms of the Contract. Except as noted herein, all of the terms of the Contract shall continue to apply to your employment and the applicable termination provisions.

20. The foregoing shall supersede, and be paid to you in lieu of, all other claims and amounts associated with your ceasing to be an employee of the Company, save and except those arising pursuant to any pension arrangements with the Company or CanWest, including the terms of CanWest's Retirement Compensation Agreement.

21. In accepting this letter, you acknowledge having received independent legal advice in respect of the terms and content of this letter.

22. The Company and its affiliates and subsidiaries hereby release you and your successors, assigns and executors from and forever compromise any and all claims and demands whatsoever, whether monetary or otherwise, including claims for damages and also from all manner of action or actions, suit or suits, complaint or complaints, cause or causes of action, whether before any judicial or quasi-judicial or administrative tribunal or otherwise, which it now has, ever had or can or may have, against you in respect of your employment with the Company and any predecessor employer for which the Company may be responsible or a successor employer, matter or thing arising out of or connected therewith, save and except:

         (a)  the terms of this letter; and

         (b) any fraudulent act committed by you or any criminal act of the nature of an indictable offence committed by you while you were an employee of the Company or any of its, affiliates.

23. Subject to the foregoing, upon your acceptance of this letter, you hereby release the Company and its affiliates, successors, assigns, directors and employees from and forever compromise any and all claims and demands whatsoever, whether monetary or otherwise, including claims for damages, wages, salary, commissions, bonuses, and other remuneration, as well as any benefits or sums due under the Company or its affiliates' plans or policies, and also from all manner of action or actions, suit or suits, complaint or complaints, cause or causes of action, whether before any judicial or quasi-judicial or administrative tribunal or otherwise, which you now have, ever had or can or may have, against the Company in respect of your employment with the Company and any predecessor employer for which the Company may be responsible or a successor employer, and separation thereof, or any cause, matter or thing arising out of or connected therewith, save and except the terms of this letter and any right or entitlement you have under any applicable pension or retirement plan.

Yours truly,

CANWEST GLOBAL COMMUNICATIONS CORP.
ON BEHALF OF GLOBAL TELEVISION NETWORK INC.



Per:
       Thomas C. Strike
       Chief Operating Officer, Corporate

Attachments:
Schedule 1 - Contract
Schedule 2 - Indemnification Agreement


The foregoing is accepted and agreed to this __ day of February, 2003.


 /s/ GERRY NOBLE
-----------------
Gerry Noble

                                   SCHEDULE 1





April 18, 2000



Mr. Gerry Noble
CanWest Pacific
  Communications Pty Limited
Suite 2502, 44 Market Street
P.O. Box Q276, QVB Post Office
Sydney, NSW  1230
Australia

Dear Gerry:

Subject: Employment Arrangements

Further to our several discussions, I am setting out below what we agreed would be the principle terms of your employment arrangement.

1.       Title

         President and Chief Executive Officer, Global Television Network Limited (the "Company").

2.       Responsibilities

         Those customarily exercised by a President and Chief Executive Officer, which principally are to increase the Company's revenues and earnings, and specifically:

         o Corporate development of the Canadian assets and operations of CanWest Global Communications Corp. ("CG"), which fall under the Company's purview and responsibility, excluding CanWest Entertainment and its subsidiaries. For clarification, assets under the purview of the Company will include those assets and operations acquired by the Company in New Media opportunities and in respect of which your incentive bonus will be determined.

         o Manage the relationship that the Company has with government, regulators, the media and the communities in which it carries on business. To a lesser extent, you will be involved in maintaining and promoting investor relations.

         o Day-to-day operational matters. Your duties should focus primarily on programming and sales. You should spend no more than 50% of your time on operational matters, with the balance of your time being spent on items contained in the two preceding sub-paragraphs.

         You will have such other duties which may be delegated to you by the Board of Directors of the Company or CG, and will be expected to devote your entire business time, attention and skill exclusively to the Company's business. However, nothing will prevent you from engaging in additional activities in connection with personal investments and community affairs that are not inconsistent with your duties; provided that such personal investments shall not exceed more than 1% of any class of securities of any enterprise whose shares are listed on any national or recognized stock exchange.

         You will report to CG's COO, unless otherwise directed by the CEO.

         If elected as an officer or director of the Company or any of its affiliates, you will fulfill such duties as an officer or director without additional compensation.

3.       Term

         Commencing May 1, 2000 to August 31, 2003.

4.       Location

         Toronto, Ontario. However, given the national scope of the Company's operations, both present and future, you will be expected to travel a reasonable amount of time.

5.       Renewal

         The term of your employment will end on August 31, 2003. If either the Company or you do not wish to renew the agreement, we will so inform the other no later than February 28, 2003. In the event that we both wish to renew the term, then we will both use our best efforts to initiate renewal discussions by March 1, 2003 and to complete them by May 31, 2003.

6.       Base Salary

         $500,000 (Cdn.) per annum throughout the term of the agreement ("Base Salary"), subject to the next following paragraphs.

7.       Salary Bonus

         The salary component of your remuneration will be the greater of $500,000 per annum and 0.33% of the consolidated earnings of the Company's Canadian operations (excluding CanWest Entertainment and its subsidiaries) before interest, depreciation and taxes ("EBITDA") for each fiscal year, commencing September 1, 2000 (the "Salary Bonus"). For the purposes of this calculation, EBITDA will include both earnings and losses from acquisitions and start-up operations. However, because the next year will involve a transition in respect of WIC and its assets, for the purposes of determining your Salary Bonus, the earnings from the WIC assets will not be included in EBITDA for the fiscal year ending August 31, 2001 (but will be included for subsequent years). Further, EBITDA will not be reduced by reasons of CG disposing of assets (for instance, CKVU-TV) in order to comply with the CRTC's decision in respect of CG's pending license application regarding WIC. In the case of any such dispositions, the earnings from such disposed of business will be annualized if such disposition occurs during the fiscal year ending August 31, 2001.

8.       Draw

         You will be entitled to draw monthly, the greater of (a) $41,660, being 1/12 of the Base Salary; and (b) 95% of the estimated Salary Bonus, based upon the approved EBITDA budget for the applicable year. The amount of the draw will be reviewed every six months and adjusted to reflect any anticipate change in the forecasted EBITDA for the ensuing six months, with a final adjustment of your Salary Bonus to be made following the completion of the Company's audited financial statements. Any over-payment of the Salary Bonus, as confirmed by the Company's audited financial statements, will be effected by adjusting the draw payable to you for the six months following finalization of the audited statement.

9.       Incentive

         In addition to the Base Salary and the Salary Bonus, you will be entitled in each year, commencing in respect of the year ending August 31, 2002, to an incentive payment ("Incentive") equal to 5% of the year-over-year annual increase in the Company's consolidated EBITDA. The base line for the Incentive payment calculation shall be August 31, 2001, with the first Incentive payment, if any, being determined for the fiscal year ending August 31, 2002. In recognition of the Incentive not being available to you until the year ending August 31, 2002, you will receive an additional payment on account of your Base Salary of $300,000 (the "Special Payment") for the fiscal year ending August 31, 2001, paid to you by way of 12 equal monthly payments of $8,333.33, commencing September 1, 2000, with the balance of the Special Payment to be paid within six (6) months following the August 31, 2001 year-end.

         In calculating the Incentive, we both acknowledge that:

         (a) increases in EBITDA derived through acquiring a business (a "New Business") with earnings should be excluded; but that once acquired, the Incentive calculation should apply to any increase in earnings of a New Business following its acquisition;

         (b) increases in EBITDA derived through acquiring a New Business with a loss, or a loss pertaining to a start up operation (a "Start-up"), reducing earnings in one year and thereby possibly "inflating" EBITDA in the next year should be excluded from the calculation;

         (c) decreases in EBITDA derived through acquiring a New Business with existing losses, or disposing of a business with earnings, should be excluded from the calculation; and

         (d)  WIC Assets will be included in the base year, August 31, 2001.

         (e) The earnings from dispositions of WIC Assets occurring in the August 31, 2001 base year will be deducted on an annualized basis from the EBITDA calculation for the August 31, 2001 base year; and,

         (f) An adjustment will be made (by deducting the applicable EBITDA earnings, on annualized basis) in respect of a disposition of any WIC Asset which, though not completed until subsequent to the August 31, 2001, was the subject of a sale agreement entered into prior to August 31, 2001.

         Accordingly, to reflect the foregoing principles, in calculating the Incentive in respect of any New Business or Start-up, a separate calculation and account will be established for each New Business and Start-up. The Incentive will be calculated, without duplication, on the basis of 5% of the year-over-year increase in EBlTDA for each segregated New Business and Start-up. No fee will be payable in respect of any segregated entity unless it attains positive EBITDA. The calculation will be pro rated by annualizing the results of any Start-up or New Business which is started or acquired during the fiscal year.

         All amounts owing under the Incentive component will be paid following completion of each annual audited financial statements and within six months of the then completed year end. In the event that there is any dispute or difference regarding the calculation of the Incentive, then such dispute shall be determined by the Company's auditors, acting as a sole arbitrator whose decision shall be final. The detailed wording associated with the calculation of the Incentive will be added as an appendix to this letter with accompanying examples so there is no uncertainty regarding its implementation.

10.      Cap and Minimum

         The total Base Salary and Salary Bonus shall not exceed, for the year ending August 31, 2001 - $800,000 (inclusive of the Special Payment); the total Base Salary, Salary Bonus and Incentive shall not exceed for the year ending August 31, 2001 - $1 million; and for the year ending August 31, 2003 - $1.5 million. As well, for the period May 1, 2000 to August 31, 2000, you will be entitled to a special one-time payment for these 4 months of $8,333.33 per month.

11.      Stock Options

         You will be granted, on May 1, 2000, an option to acquire 100,000 subordinate voting shares of CG at a price equal to the Toronto Stock Exchange ("TSE") closing trading price for such shares on the later of May 1, 2000 and the date the granting of such option is approved by the CG board. These options will be granted to you pursuant to CG's executive stock option plan ("ESOP") and will be subject thereto, including the applicable vesting rights described therein, except as provided in this paragraph. In the event that the Company is not prepared to renew your employment agreement on reasonable terms (but for greater certainty "reasonable term" need not be on terms as favorable to you as this agreement, provided the Company negotiates any terms of renewal with you in good faith) other than for "just cause", the, options will be vested at the expiration of the term. In the event that this agreement is renewed, then the vesting provisions in the ESOP will apply to the option granted pursuant to this paragraph. In the event that the foregoing vesting provision requires TSE approval, the Company will use it's best efforts to obtain such approval. In the event that notwithstanding the Company has offered you reasonable terms of renewal, you choose not to renew the term of this agreement, then any options which are not vested on August 31, 2003 will lapse.

12.      Non-competition

         In the event that you resign, or your agreement is not renewed, or is terminated by the Company, you will not, for a period of 12 months thereafter, engage in, consult to, give advice to, or be employed by an entity or business engaged in television broadcasting (including specialty cable operations, satellite or other means of television broadcasting) in any market where CG or its affiliates then, in respect of a television broadcasting business or undertaking, (a) has a material interest (being an interest in excess of a 10% economic interest), and (b) operates or has an influence over (including board representation). For certainty, the non-competition covenant will not apply in respect of a market where CG may own a material interest in a television undertaking, but is not engaged in its operation or does not have an influence over or have representation on such entity's Board.

13.      Confidentiality and Non-solicitation

         You will not divulge, either during the term of your employment or thereafter, any confidential information regarding CG or its affiliates, and will not seek to employ or assist any entity in seeking to employ any person who is an employee of CG or any of its affiliates at the time your employment ceases.

14.      Vehicles

         The Company shall either reimburse you the cost of leasing, or shall lease for your use, up to two vehicles, having a combined retail purchase price of $80,000.

         The Company shall also, at its cost or by way of reimbursement, pay for all amounts necessary to operate, maintain and ensure such vehicles.

15.      Benefits

         You will be entitled to participate in such pension, group life insurance, extended health care and other employee benefit plans of CG that may be in effect from time to time and available to the Company's senior executives. In the event that your employment term is not renewed, the Company shall either extend these benefits to you for the lesser of one year following such, termination and the effective date on which your subsequent employer may provide you with similar group benefits, or shall reimburse you the cost of your acquiring equivalent coverage through a private insurer for such period.

16.      Termination

         The Company shall be entitled to terminate, your employment in the event of:

         (a)  your death,

         (b)  your disability,

         (c)  for just cause, or

         (d)  without cause upon not less than 12 months' notice.

         You will be entitled to terminate this agreement on ,not less than six months' notice to the Company. For the purposes of this paragraph, "disability" and "cause" shall be defined in accordance with the employment agreement between yourself and CanWest Pacific Communications PTY Limited, dated April 1, 1998 (the "CPC Agreement").

         In the event of termination by either the Company or you, for any reason other than by the Company for cause, you will be entitled to receive a pro rated (to the date of termination) Base Salary ($500,000), Incentive amount and Salary Bonus for the fiscal year in which termination is effective, but not for any subsequent fiscal years. In the event that the Company terminates the agreement for cause, you will be entitled to your Base Salary ($500,000) prorated to the date of termination, but no Salary Bonus or Incentive. In the event that you resign, you will be entitled to receive your Base Salary ($500,000) pro rated to the date of termination, but no Salary Bonus or Incentive for the year in which you resign. In the event that the Company terminates the agreement without cause, you will be entitled to receive your Base Salary ($500,000) to the end of the term (August 31, 2003), as well as a pro rated (to the date of termination) Salary Bonus and Incentive for the fiscal year during which termination is effective, but not for any subsequent fiscal years.

17.      Relocation

         The Company will reimburse you in respect of all moving and related costs (supported by proper voucher) pertaining to you and your family locating to Canada in an amount not exceeding $50,000 (Cdn.). It will also reimburse you for any costs associated with canceling your existing residential lease in Sydney. The Company shall also provide to you and each member of your immediate family, two round trip economy airfares between Sydney and Toronto to be used prior to August 31, 2000.

18.      Vacations

         You will be entitled to six weeks' paid vacation for each fiscal year, provided, however, that no more than three weeks' vacation will be taken by you at any one time, without the express prior consent of CG. You may only carry unused vacation time forward from year to year with the express consent of CG.

19.      Announcement

         The timing of the announcement of this engagement will be mutually agreed upon, but both parties agree that they will attempt to make the announcement during the week of April 17, 2000. The terms of this agreement will be kept confidential by both parties, except where disclosure is required by law.

20.      Binding Effect

         On the strength of this letter, and your acceptance of this position, we will be giving a public notice of your engagement. Accordingly, upon your acceptance of this letter, there will be a binding agreement between both parties in accordance with its terms, even though it may be ultimately replaced by a formal agreement. In the event that there is any dispute or difference regarding the terms of any more formal agreement, both parties agree that the CPC Agreement will be applied in respect of matters such as non-disclosure by you, obligations on termination, and general provisions. In the event of any inconsistency between the terms of this letter and the CPC Agreement, the terms of this letter shall prevail. In the event that there is any dispute or difference regarding the terms of any more formal agreement, then the same shall be submitted to a sole arbitrator mutually acceptable to both parties; failing which, appointed by the President of the Law Society of Manitoba. Upon this agreement becoming effective, the CPC Agreement shall be deemed to be at an end, save and except for the calculation and payment of any incentive payments payable to you for the period prior to the end of the CPC Agreement.

21.      Counterpart

         This agreement may be signed in counterpart by the parties.

Gerry, I believe that this letter contains all of the substantive points that we discussed. If so, please sign a copy so we can move forward with the exciting prospect of your coming back to Canada for many productive and enjoyable years together.

Yours very truly,



Leonard Asper
President & Chief Executive Officer


Agreed to and accepted this __ day of April, 2000.

 /s/GERRY NOBLE
________________
Gerry Noble

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                                   SCHEDULE 2

                            INDEMNIFICATION AGREEMENT

                  THIS AGREEMENT is made as of this        day of January, 2001,

B E T W E E N:

                                    CANWEST GLOBAL COMMUNICATIONS CORP., a
                                    corporation incorporated under the Canada
                                    Business Corporations Act

                                    (the "Corporation")

                                    - and -

                                    GERALD NOBLE

                                    (the "Indemnified Party")

RECITALS:

A. The Canada Business Corporations Act (the "CBCA") permits, and in some cases requires, the Corporation to indemnify individuals who are or were directors and officers of the Corporation, or who act or acted at the Corporation's request as directors or officers of other corporations of which the Corporation is or was a shareholder or a creditor (a "Body Corporate", a term which, for the purposes of this indemnification agreement (the "Agreement") shall include a corporation that becomes a Body corporate in the future). In this Agreement:

         (i) all such individuals are referred to as "Directors" and "Officers", respectively, and the phrase "Director and Officer" means an individual who is or was a Director and not an Officer, an individual who is or was an Officer and not a Director, or an individual who is both a Director and an Officer;

         (ii) unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders; and

         (iii) unless otherwise indicated, references to sections are to sections in this Agreement.

B. The Corporation's By-laws require the Corporation to indemnify Directors and Officers;

C. It is generally agreed that, because of the ambiguities and uncertainties of the indemnification provisions of the CBCA and the uncertainties in relying upon an indemnity in a corporation's by-laws, it is desirable for Directors and Officers to obtain a contractual indemnity from the corporations they serve;
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D.       It is in the best interest of the Corporation to attract and retain responsible and capable Directors and Officers, and the entering into of an agreement containing broad indemnification provisions of the kind contained in this Agreement is of vital importance to achieving these goals. Accordingly, the Corporation and Indemnified Party wish to enter into this Agreement, and in so doing affirm that they intend that all the provisions of this Agreement be given legal effect to the full extent permitted by applicable law.

                   NOW THEREFORE in consideration of the sum of $1.00 now given by the Indemnified Party to the Corporation, and of the mutual covenants and agreements contained in this Agreement and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties agree as follows:

1. Subject to section 2, the Corporation agrees to indemnify and save harmless the Indemnified Party:

         1.1. from and against all costs, charges and, expenses reasonably incurred by the Indemnified Party in respect of any civil, criminal or administrative action or proceeding to which the Indemnified Party is made a party by reason of being or having been a Director and Officer; and

         1.2. from and against all liabilities, damages, costs, charges and expenses whatsoever that the Indemnified Party may sustain or incur as a result of serving as a Director and Officer in respect of any act, matter, deed or thing whatsoever made, done, committed, permitted or acquiesced in by the Indemnified Party as a Director and Officer, whether before or after the effective date of this Agreement.

2.       Indemnification under section 1 shall be made only if the Indemnified
         Party:

         2.1. acted honestly and in good faith with a view to the best interests of the Corporation; and

         2.2. in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the Indemnified Party had reasonable grounds for believing that the Indemnified Party's conduct was lawful.

         Sections 2.1 and 2.2 are referred to in this Agreement as the "Standards of Conduct".

3.       For the purposes of this Agreement:

         3.1. "action or proceeding" shall include a claim, demand, suit, proceeding or investigation, whether anticipated, threatened, pending, commenced, continuing or completed, and any appeal or appeals therefrom;

         3.2. "costs, charges and expenses" shall include:

              3.2.1. an amount paid to settle au action or satisfy a judgment;

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              3.2.2. a fine, penalty, levy or charge paid to any domestic or foreign government (federal, provincial, municipal or otherwise) or to any regulatory authority, agency, commission or board of any domestic or foreign government, or imposed by any court or any other law, regulation or rule-making entity having jurisdiction in the relevant circumstances (collectively, a "Governmental Authority"), including as a result of a breach or alleged breach of any statutory or common law duty imposed on directors or officers or of any law, statute, rule or regulation or of any provision of the articles, by-laws or any resolution of the Corporation or a Body Corporate;

              3.2.3. an amount paid to satisfy a liability arising as a result of the failure of the Corporation or a Body Corporate to pay wages, vacation pay and any other amounts that may be owing to employees or to make contributions that may be required to be made to any pension plan, retirement income plan or other benefit plan for employees or to remit to any Governmental Authority payroll deductions, income taxes or other taxes, or any other amounts payable by the Corporation or a Body Corporate;

              3.2.4. legal costs on a solicitor and his own client basis, including those incurred in enforcing the Indemnified Party's rights under this Agreement;

         3.3. the Indemnified Party shall be considered to have been made a "party" to any action or proceeding if the Indemnified Party has any participation whatsoever in such action or proceeding, including merely as a witness.

4. The indemnities in section 1 shall also apply in respect of offices held or functions performed by the Indemnified Party, at the Corporation's request, similar to those held or performed by a Director and Officer, for a partnership, trust, joint venture or other unincorporated entity of which the Corporation is or was a creditor or in which the Corporation has or had an interest (an "Unincorporated Entity"). For this purpose, in this Agreement:

         4.1. "Body Corporate" shall include an Unincorporated Entity; and

         4.2. "Director and Officer" shall include an individual who holds an office or performs a function for an Unincorporated Entity that is similar to an office held or function performed by a director or officer of a corporation.

5. The parties wish to facilitate the payment by the Indemnified Party of ongoing costs in connection with matters for which indemnification under this Agreement is provided. Accordingly, the parties agree as follows:

         5.1. Subject to section 5.2 below, the Corporation shall, upon demand, make advances ("Expense Advances") to the Indemnified Party of all reasonable legal fees and disbursements and all other out-of-pocket costs, charges and expenses for which the Indemnified Party seeks indemnification under this Agreement before the final disposition of the relevant action or proceeding. In connection with such demand, the Indemnified Party shall provide the Corporation with a written affirmation of the

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

         Indemnified Party's good faith belief that the Indemnified Party has met the Standards of Conduct, along with sufficient particulars of the costs, charges and expenses to be covered by the proposed Expense Advance to enable the Corporation to make an assessment of its reasonableness.

         5.2. The Corporation shall make Expense Advances to the Indemnified Party unless a resolution is passed by the affirmative vote of a majority of those members of the Corporation's board of directors who have no interest in the relevant action or proceeding, determining that the Indemnified Party did not comply with the Standards of Conduct or is otherwise not entitled to indemnification. The board of directors shall make any determination under this section acting reasonably, in light of all relevant circumstances, and in good faith. In particular, the board of directors shall retain independent counsel and make reasonable inquiries before making such a determination.

         5.3. The Indemnified Party shall repay to the corporation, upon demand, all Expense Advances if and to the extent that it is determined, either by the Corporation's board of directors or by a court of competent jurisdiction, that the Indemnified Party had not met the Standards of Conduct or is otherwise not entitled to indemnification.

6. The indemnities in section 1 shall not apply in respect of any action or proceeding initiated by the Indemnified Party:

         6.1. against the Corporation or a Body Corporate, unless it is brought to establish or enforce any right under this Agreement;

         6.2. against any Director or Officer unless the Corporation or the Body Corporate, as the case may be, has joined in or consented to the initiation of such action or proceeding; or

         6.3. against any other corporation, partnership, trust, joint venture, unincorporated entity or person, unless it is a counterclaim.

7. The settlement of any action or proceeding shall not create a presumption that the Indemnified Party did not meet or would not have met the Standards of Conduct.

8. The Corporation shall ensure that all liabilities of the Corporation under this Agreement are at all times covered by directors' and officers' liability insurance with a responsible insurer. In this regard, the parties agree that:

         8.1. the responsibility for obtaining and maintaining directors' and officers' liability insurance shall rest with a senior manager of the Corporation, who shall retain an insurance broker or other person having expertise and experience in directors' and officers' liability insurance;

         8.2. the Corporation shall provide to the Indemnified Party a copy of each policy of insurance providing the coverages contemplated by this section 8 promptly after such coverage is obtained, and shall promptly notify the Indemnified Party if the insurer cancels or refuses to renew such coverage (or any part of such coverage);

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

         8.3. coverage need not be obtained for any liabilities of the Corporation under this Agreement if the coverage is not generally available from responsible insurers, or is available from one or more responsible insurers but at a cost which, in the opinion of the Corporation, acting reasonably and taking into account the financial condition and size of the Corporation and the nature of its business, is excessive and

         8.4. the Corporation shall not do any act or thing (including changing insurers) or fail to do any act or thing that could cause or result in a denial of insurance coverage or of any claim under such coverage; without limiting the generality of the foregoing, the Corporation shall give prompt and proper notice to the insurer of any claim against the Indemnified Party.

9. Should any payment made pursuant to this Agreement, including the payment of insurance premiums or any payment made by an insurer under an insurance policy, be deemed to constitute a taxable benefit or otherwise be or become subject to any tax or levy, then the Corporation shall pay any amount as may be necessary to ensure that the amount received by or on behalf of the Indemnified Party, after the payment of or withholding for such tax, fully reimburses the Indemnified Party for the actual cost, expense or liability incurred by or on behalf of the Indemnified Party.

10. Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof. To the extent permitted by applicable law, the parties waive any provision of law which renders any provision of this Agreement invalid or unenforceable in any respect. The parties shall engage in good faith negotiations to replace any provision which is declared invalid or unenforceable with a valid and enforceable provision, the economic effect of which comes as close as possible to that of the invalid or unenforceable provision which it replaces.

11. This Agreement shall be governed by and construed in accordance with the laws of the Province of Manitoba and the laws of Canada applicable therein.

12. The obligations of the Corporation under this Agreement shall continue after the Indemnified Party ceases to be a Director or Officer and shall survive indefinitely.

13. Except as expressly provided in this Agreement, no amendment or waiver of this Agreement shall be binding unless executed in writing by the party to be bound thereby. No waiver of any provision of this Agreement shall constitute a waiver of any other provision nor shall any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.

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14.      This Agreement shall ensure to the benefit of the Indemnified Party and the Indemnified Party's heirs, administrators, executors and personal representatives and shall be binding upon the Corporation and its successors.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement.


                                       CANWEST GLOBAL COMMUNICATIONS CORP.



                                       by: /s/ LEONARD J. ASPER
                                           -------------------------------------
                                           LEONARD J. ASPER
                                           President & Chief Executive Officer


                                           /s/ GERALD NOBLE
                                           -------------------------------------
                                           GERALD NOBLE


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